UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 10, 2022 (May 10, 2022)

CHW Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40764	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Manhattanville Road

Suite 403

Purchase, New York 10577

(Address of principal executive offices, including zip code)

(914) 603-5016

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 par share, and one Redeemable Warrant	CHWAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share, included as part of the Units	CHWA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units, each warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	CHWAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the press release announcing Wag Labs, Inc.’s (“Wag!”) participation in the 17th Annual Needham Technology & Media Conference with the virtual attendance of certain of its executives (the “Press Release”).

The Press Release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Shareholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

In connection with the transactions (“Business Combination”) contemplated by a definitive Business Combination Agreement, dated as of February 2, 2022 (the “Business Combination Agreement”), by and among CHW Acquisition Corporation (“CHW”), CHW Merger Sub Inc., and Wag!, CHW filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2022, as amended and supplemented from time to time, which includes a proxy statement for CHW and a prospectus for New Wag!. CHW and Wag! also plan to file other documents with the SEC regarding the Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of CHW and Wag. SHAREHOLDERS OF CHW AND WAG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about CHW, Wag! and New Wag! once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

CHW and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CHW in connection with the Business Combination. Wag! and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of CHW is set forth in CHW’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on September 2, 2021 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to CHW at 2 Manhattanville Road, Suite 403 Purchase, NY 10577. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of CHW and Wag!. Although CHW and Wag! believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither CHW nor Wag! can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern CHW’s and Wag!’s expectations, strategy, plans or intentions. Forward-looking statements contained herein include statements about:

●	the anticipated benefits of the Business Combination;

●	the ability of CHW and Wag to complete the Business Combination, including satisfaction or waiver of the conditions to the Business Combination and the issuance of shares to eligible pet caregivers on Wag!'s platform;

●	the anticipated costs associated with the proposed Business Combination;

●	Wag’s financial and business performance following the Business Combination, including financial projections and business metrics;

●	Wag’s ability to effectively return to growth and to effectively expand operations;

●	the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic;

●	the ability to obtain and/or maintain the listing of New Wag!'s common stock and the warrants on a stock exchange, and the potential liquidity and trading of its securities;

●	the risk that the proposed Business Combination disrupts current plans and operations of Wag! as a result of the announcement and consummation of the proposed Business Combination;

●	the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its key employees;

●	changes in applicable laws or regulations;

●	Wag!'s ability to raise financing in the future;

●	Wag!'s officers and directors allocating their time to other businesses and potentially having conflicts of interest with Wag!'s business or in approving the Business Combination;

●	Wag!'s ability to retain existing and acquire new pet parents and pet caregivers;

●	the strength of Wag!'s network, effectiveness of its technology, and quality of the offerings provided through its platform;

●	the projected financial information, growth rate, strategies, and market opportunities for Wag!;

●	Wag!'s ability to successfully expand in its existing markets and into new domestic and international markets;

●	Wag!'s ability to provide pet parents with access to high quality and well-priced offerings;

●	Wag!'s ability, assessment of and strategies to compete with its competitors;

●	Wag!'s assessment of its trust and safety record;

●	the success of Wag!'s marketing strategies;

●	Wag!'s ability to accurately and effectively use data and engage in predictive analytics;

●	Wag!'s ability to attract and retain talent and the effectiveness of its compensation strategies and leadership;

●	general economic conditions and their impact on demand for the Wag! platform;

●	Wag!'s plans and ability to build out an international platform and generate revenue internationally;

●	Wag!'s ability to maintain its licenses and operate in regulated industries;

●	Wag!'s ability to prevent and guard against cybersecurity attacks;

●	Wag!'s reliance on third party service providers for processing payments, web and mobile operating systems, software, background checks, and insurance policies;

●	seasonal sales fluctuations;

●	Wag!'s future capital requirements and sources and uses of cash;

●	the outcome of any known and unknown litigation and regulatory proceedings, including the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against CHW and Wag! following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

●	Wag!'s ability to maintain and protect its brand and its intellectual property; and

●	other factors detailed under the section entitled “Risk Factors” in the Registration Statement on Form S-4 filed in connection with the Business Combination.

The forward-looking statements contained herein are based on current expectations and beliefs concerning future developments and their potential effects on CHW and/or Wag!. There can be no assurance that future developments affecting CHW and/or Wag! will be those that CHW and/or Wag! have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Wag!), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in the Registration Statement on Form S-4 filed in connection with the Business Combination. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. CHW and Wag! undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description
99.1	Press Release, dated May 10, 2022.
104	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHW ACQUISITION CORPORATION

Date: May 10, 2022	By:	/s/ Jonah Raskas
Name: Jonah Raskas
Title: Co-Chief Executive Officer

Exhibit 99.1

Wag Labs, Inc. Announces Participation in the 17th Annual Needham Technology & Media Conference

San Francisco, California – May 10, 2022 – Wag Labs, Inc. (“Wag!” or the “Company”), an American pet services marketplace company powering a mobile-first technology platform that enables on-demand and scheduled dog walking, training, and other pet care services, which recently announced it would become publicly traded through a merger with special purpose acquisition company, CHW Acquisition Corporation (Nasdaq: CHWA; “CHW”), today announced that Garrett Smallwood, Chief Executive Officer, and Adam Storm, President and Chief Product Officer, will present virtually at the 17th Annual Needham Technology & Media Conference on Monday, May 16th at 3:45 p.m. Eastern Time.

The presentation will be webcast live on the Company’s investor relations website at Wag! – Investor Relations. An archived replay of the webcast will be available following the presentation.

About Wag! – Wag.co

Wag! strives to be the #1 app for pet parents, offering access to 5-star dog walking, pet sitting, expert pet advice and training from local pet caregivers nationwide. Wag!'s community of over 400,000 pet caregivers are pet people, and it shows.  Making pet parents happy is what Wag! does best. With safety and happiness at the forefront, pet caregivers with Wag! have a trusted record of experience with over 12.1 million pet care services completed by pet caregivers on the Wag! Platform and over $325 million total bookings across all 50 states, resulting in more than 96% of services earning 5 stars.

About CHW Acquisition Corporation – www.chwacquisitioncorp.com

CHW is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The focus of the team is to pursue a business combination within the consumer, health and wellness or retail sector. Management is led by Jonah Raskas, Mark Grundman, and Paul Norman.

Additional Information and Where to Find It

In connection with the proposed business combination, on March 10, 2022, CHW filed a registration statement on Form S-4 (the "Form S-4") with the Securities and Exchange Commission (the "SEC"). The Form S-4, as amended from time to time, includes a proxy statement of CHW and a prospectus of Wag!, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all CHW shareholders. Additionally, CHW will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Before making any voting or investment decision, investors and security holders of CHW are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

CHW, Wag! and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of CHW's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of CHW's directors and officers in CHW's filings with the SEC, including CHW's initial public offering prospectus, which was filed with the SEC on August 30, 2021, CHW's subsequent quarterly reports on Form 10-Q, annual reports on Form 10-K and the Form S-4. To the extent that holdings of CHW's securities by CHW's insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CHW's shareholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of CHW or Wag!, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between CHW and Wag!. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," "continue," "strategy," "future," "opportunity," "would," "seem," "seek," "outlook" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and they must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Wag!'s and CHW's expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of CHW's initial public offering prospectus and its subsequent quarterly reports on Form 10-Q and annual reports on Form 10-K. In addition, there will be risks and uncertainties described in the Form S-4 and other documents which are or will be filed by CHW from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Many of these factors are outside Wag!'s and CHW's control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against CHW or Wag! following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placement of common stock, borrowing under the credit facility or due to failure to obtain approval of the shareholders of CHW; (3) the risk that the proposed business combination may not be completed by CHW's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CHW; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the shareholders of CHW, the satisfaction of the minimum cash requirement following any redemptions by CHW's public shareholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (7) volatility in the price of CHW's or Wag!'s securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with users and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Wag! operates; (14) the impact of the global COVID-19 pandemic; (15) the potential inability of Wag! to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (16) the enforceability of Wag!'s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (17) other risks and uncertainties described in CHW's initial public offering prospectus, its subsequent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and the Form S-4. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Wag! and CHW caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Wag! nor CHW gives any assurance that Wag! or CHW will achieve its expectations. None of Wag! or CHW undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts

Media:
Wag!: Media@wagwalking.com
ICR for Wag!: Wag@icrinc.com

CHW:
info@chwacquisitioncorp.com

Investor Relations:
ICR for Wag!: WagIR@icrinc.com